Exhibit 99.2

SECOND AMENDMENT TO
MTS SYSTEMS CORPORATION
2011 STOCK INCENTIVE PLAN

This Instrument, amending the 2011 Stock Incentive Plan, is made by MTS Systems Corporation, a Minnesota corporation (the “Company”) and shall be effective as of January 31, 2013, subject to approval of the increase in the number of authorized shares by the shareholders of the Company.

          WHEREAS, the Company adopted, effective as of January 31, 2011, the MTS Systems Corporation 2011 Stock Incentive Plan (the “Plan”), subject to approval of its shareholders, which Plan was amended as of that date by the First Amendment; and

          WHEREAS, Section 21.1 of the Plan reserves to the Committee the authority to amend the Plan from time to time, subject to the limitations contained in that Section and the Committee desires to amend the Plan as set forth below;

          THEREFORE, the Plan is hereby amended as follows:

1.	The number of shares that may be issued under the Plan is hereby increased by an additional 1,300,000, to an aggregate of 2,300,000 and Section 3.1 is amended to read as follows:

“3.1     AGGREGATE SHARES AUTHORIZED AND LIMITATIONS. The aggregate number of Shares that may be issued under the Plan is Two Million Three Hundred Thousand (2,300,000) Shares. In addition, Shares subject to awards currently outstanding under the Company’s 2006 Stock Incentive Plan that are terminated, cancelled, surrendered or forfeited without the delivery of Shares may be reissued at the discretion of the Committee under the Plan. The aggregate number of Shares described above are subject to adjustment as provided in Section 3.4. Within the aggregate limit specified above and subject to adjustment as provided in Section 3.4:

(a) No more than Two Million Three Hundred Thousand (2,300,000) Shares may be used for Incentive Stock Options; and

(b) No more than Sixty Thousand (60,000) Shares may be used for Stock Incentives for non-employee Directors in any calendar year (subject to the principle in Section 3.2(f)).

Such Shares shall be reserved, to the extent that the Company deems appropriate, from authorized but unissued Shares, and from Shares which have been reacquired by the Company.”

2.	The maximum term of an option granted after the effective date of this Amendment is extended from seven to ten years, and Section 7.2(e) is amended to read as follows:

“(e)

Option Term. Each Option granted under this Plan shall be exercisable in whole or in part at such time or times as set forth in the related Stock Incentive Agreement, but no Stock Incentive Agreement shall: (i) make an Option exercisable prior to the date such Option is granted or after it has been exercised in full; or (ii) make an Option exercisable after the date that is: (A) the tenth (10th) anniversary (seventh (7th) anniversary for options granted prior to January 31, 2013) of the date such Option is granted, if such Option is a NQSO or an ISO granted to a Participant who is not a Ten Percent Shareholder; or (B) the fifth (5th) anniversary of the date such Option is granted, if such Option is an ISO granted to a Ten Percent Shareholder. Options issued under the Plan may become exercisable based on the service of a Participant, or based upon the attainment (as determined by the Committee) of performance criteria, including but not limited to Performance Goals. Any Option that is intended to qualify for the Performance-Based Exception must satisfy the requirements of Sections 9.1, 9.2 and 9.3.”

3.	Upon approval of this Amendment by the shareholders, the Plan shall be conformed to reflect the changes made by this Amendment.

4.	Except as amended above, the Plan shall remain in full force and effect.

Adopted by the Board of Directors on November 20, 2012
Approved by the Shareholders of the Company on February 5, 2013